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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF AUGUST, 2003
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           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA

                                            ------------------------------------
                                                      (REGISTRANT)


DATE    JULY 31ST, 2003                     BY /s/ Rochiman Sukarno
     --------------------                      ---------------------------------
                                                         (SIGNATURE)

                                                      ROCHIMAN SUKARNO
                                               HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                           No.TEL .335/PR000/UHI/2003

             TELKOM ACQUIRES PT ARIAWEST AND SETTLES ICC ARBITRATION

BANDUNG, JULY 31, 2003 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("TELKOM") is pleased to announce that it has today consummated the acquisition of PT AriaWest International ("AriaWest") under the Conditional Sale and Purchase Agreement ("CSPA") dated May 8, 2002, as amended, and has settled its ICC arbitration with AriaWest.

Following the acquisition of AriaWest, TELKOM now fully operates, controls and manages KSO III, which operates the fixed-line telecommunications network and provides fixed-line services in the West Java and Banten region.

TELKOM's President Director, Kristiono, said: "The closing of the AriaWest acquisition, the settlement of the related ICC arbitration and the restructuring of AriaWest's bank debt, remove key uncertainties that TELKOM has been facing and allow TELKOM to move forward in rapidly expanding its network infrastructure
- including fixed wireless network - in West Java and Banten. As a result, this transaction should provide real benefits to TELKOM's customers and shareholders."

TELKOM has acquired all the shares of AriaWest from PT Aria Infotek, Mediaone International I BV, a subsidiary of AT&T Wireless, and The Asian Infrastructure Fund, and has settled its ICC arbitration with AriaWest, for US$58.67 million in cash (US$20 million of which was paid when the CSPA was signed on May 8, 2002) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in 10 equal semi-annual installments.

At the same time, AriaWest's debt has been restructured to the satisfaction of TELKOM, as required in the CSPA. Debt of US$99.07 million (including accrued interest) has been repaid on the closing date, and TELKOM has assumed from AriaWest debt of US$196.97 million under a new four-year TELKOM loan facility.

The final AriaWest purchase price was reduced from the purchase price contained in the original CSPA. Such reduction, combined with the reduction of debt in the AriaWest debt restructuring, was of a value equal to the US$25.26 million. This amount represents the accrued and unpaid interest on the AriaWest debt through August 30, 2002. In addition, since the original date of the CSPA, all revenues generated in KSO III were retained in the KSO Unit and were available to TELKOM to finance the AriaWest acquisition and the related debt restructuring.



WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
PHONE   : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID